

New York Stock Exchange
11 Wall Street
New York, NY 10005

January 15, 2019

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The NYSE Arca certifies its approval for listing and registration of the following series of ProShares Trust, under the Exchange Act of 1934.

- ProShares UltraShort Communication Services Select Sector
- ProShares UltraPro Short Communication Services Select Sector
- ProShares Ultra Communication Services Select Sector
- ProShares UltraPro Communication Services Select Sector

Sincerely,

An Intercontinental Exchange Company
© 2019 Intercontinental Exchange, Inc.